Eyegate Pharmaceuticals, Inc.

271 Waverley Oaks Road

Suite 108

Waltham, MA 02452

February 10, 2015

United States Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Eyegate Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-197725

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Eyegate Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-197725), as amended (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern time on February 12, 2015, or as soon thereafter as practicable. Under separate cover, you will receive a letter from the lead underwriter of the proposed offering joining the Registrant’s request for acceleration of effectiveness of the Registration Statement.

The Registrant hereby acknowledges that:

(a)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c)	the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Eyegate Pharmaceuticals, Inc.

By:	/s/ Stephen From
Name: Title:	Stephen From President and Chief Executive Officer